CENTRAL PARK ADVISERS, LLC
125 West 55th Street
New York, New York 10019

March 14, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following CPG Vintage Access Fund VII, LLC (SEC File No. 811-23931) (the “Fund”)

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Fund:

1.       A copy of a joint Investment Company Bond issued by Federal Insurance Co. (the “Bond”), which lists the Fund, along with CPG Carlyle Commitments Fund, LLC (SEC File No. 811-22763), CPG Carlyle Commitments Master Fund, LLC (SEC File No. 811-22764), CPG Cooper Square International Equity, LLC (SEC File No. 811-23590), CPG Focused Access Fund, LLC (SEC File No. 811-23355), CPG Vintage Access Fund, LLC (SEC File No. 811-23258), CPG Vintage Access Fund II, LLC (SEC File No. 811-23354), CPG Vintage Access Fund III, LLC (SEC File No. 811-23452), CPG Vintage Access Fund IV, LLC (SEC File No. 811-23610), CPG Vintage Access Fund V, LLC (SEC File No. 021-442721) and CPG Vintage Access Fund VI, LLC (SEC File No. 811-23835) (collectively with the Fund, the “CPG Funds”) as insureds,1 as Exhibit 99-1.

2.       A certificate of the Fund’s Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund’s Boards of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the Fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.       The Bond premium has been paid for the coverage period from June 24, 2023 to June 24, 2024, and the Bond was originally written for a $6,800,000 limit of liability.2 Had each CPG Fund not been named as an insured under the Bond, each of the CPG Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

[1]	The Bond previously was filed with the Securities and Exchange Commission on August 8, 2023 with respect to all of the CPG Funds other than the Fund. The Fund automatically will be added as an insured party under the Bond once it commences investment operations.

[2]	This limit of liability will increase automatically, without payment of additional premium, upon, among other things, the launch of a new fund or an increase in the asset size of a CPG Fund.

4.       A copy of the agreement between the Fund and the other CPG Funds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:	/s/ Michael Mascis
	Name:	Michael Mascis
	Title:	Authorized Person

Schedule A

Fund	Single Insured Bond Coverage
CPG Carlyle Commitments Fund, LLC CPG Carlyle Commitments Master Fund, LLC	$1,500,000
CPG Cooper Square International Equity, LLC	$400,000
CPG Focused Access Fund, LLC	$1,250,000
CPG Vintage Access Fund, LLC	$600,000
CPG Vintage Access Fund II, LLC	$600,000
CPG Vintage Access Fund III, LLC	$600,000
CPG Vintage Access Fund IV, LLC	$750,000
CPG Vintage Access Fund V, LLC	$750,000
CPG Vintage Access Fund VI, LLC	$350,000
CPG Vintage Access Fund VII, LLC	$0[3]

3 CPG Vintage Access Fund VII, LLC has not yet commenced investment operations.